UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-81235

Royster-Clark, Inc.

Royster-Clark Holdings, Inc. (formerly known as Royster-Clark Group, Inc.)

Royster-Clark AgriBusiness, Inc.

Royster-Clark Nitrogen, Inc.

Royster-Clark Resources LLC

Royster-Clark Realty LLC

Royster-Clark AgriBusiness Realty LLC

(Exact name of registrant as specified in its charter)

1251 Avenue of the Americas - Suite 900

New York, New York 10020

(formerly located at 600 Fifth Avenue - 25th Floor New York, NY 10020)

Phone: 212.332.2960

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10 ¼% First Mortgage Notes due 2009

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, Royster-Clark, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 28, 2005	By:	/s/ Paul M. Murphy

Name: Paul M. Murphy Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, Royster-Clark Holdings, Inc. (formerly known as Royster-Clark Group, Inc.) has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 28, 2005	By:	/s/ Paul M. Murphy

Name: Paul M. Murphy Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, Royster-Clark AgriBusiness, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 28, 2005	By:	/s/ Paul M. Murphy

Name: Paul M. Murphy Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, Royster-Clark Nitrogen, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 28, 2005	By:	/s/ Paul M. Murphy

Name: Paul M. Murphy Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, Royster-Clark Resources LLC has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 28, 2005	By:	/s/ Paul M. Murphy

Name: Paul M. Murphy Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, Royster-Clark Realty LLC has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 28, 2005	By:	/s/ Paul M. Murphy

Name: Paul M. Murphy Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, Royster-Clark AgriBusiness Realty LLC has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 28, 2005	By:	/s/ Paul M. Murphy

Name: Paul M. Murphy Title: Chief Financial Officer